# Royal Dutch Shell plc

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel +31 70 377 9111
Fax +31 70 377 3687
Internet http://www.shell.com

CONFIDENTIAL TREATMENT
REQUESTED UNDER
17 C.F.R. §200.83

November 2, 2006

<u>Royal Dutch Shell plc</u>
<u>FOIA Confidential Treatment Request</u>

Dear Mr. Schwall:

In response to your letter dated September 29, 2006 (the "Comment Letter"), regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-32575) for Royal Dutch Shell plc ("Royal Dutch Shell"), Royal Dutch Shell is providing to you its response letter dated the date hereof (the "Response Letter").

Pursuant to Rule 83 (17 C.F.R. §200.83) adopted under the Freedom of Information Act ("FOIA"), Royal Dutch Shell hereby requests, for reasons of business confidentiality, confidential treatment of the Response Letter under FOIA as disclosure of the information contained therein would cause Royal Dutch Shell unnecessary competitive injury.

Please inform me of any request for disclosure of the Response Letter made pursuant to the Freedom of Information Act or otherwise so that the foregoing request for confidential treatment may be substantiated in accordance with Rule 83. My contact information is as follows:

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 70 377 3120
Fax: +31 70 377 2178
Attention: Tim Morrison

Registered in England number 4366849
Registered office: Shell Centre London SE1 7NA

As required by Rule 83, each page of the Response Letter has been marked with the words "Confidential Treatment Requested by Royal Dutch Shell plc" and an identifying number, RL1. A copy of this request (but not the Response Letter) has been mailed to the Office of Freedom of Information and Privacy Act Operations.

Please acknowledge receipt of this confidential treatment request by stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided. If you have any questions in connection with this request, please feel free to call me.

Sincerely,



Tim Morrison

H. Roger Schwall
Assistant Director
Division of Corporation Finance
    United States Securities and Exchange Commission
        450 Fifth Street, N.W.
            Washington, DC 20549
                USA

Encls.

FEDERAL EXPRESS

Copy w/ encls. to:

Cravath, Swaine & Moore LLP
    CityPoint, One Ropemaker Street
        London EC2Y 9HR
            Attn: William P. Rogers, Jr.

Copy w/o encls. to:

Office of Freedom of Information and Privacy Act Operations
    Securities and Exchange Commission
        Operations Center
            6432 General Green Way
                Alexandria, VA 22312-2413